UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2019

Commission File Number: 001-38206

TDH HOLDINGS, INC.

(Translation of registrant’s name into English)

c/o Qingdao Tiandihui Foodstuffs Co. Ltd., Room 1809,

Financial Square, 197 Shuangzhu Road, Huangdao District, Qingdao

Shandong Province, People’s Republic of China

Tel: +86-532-8591-9267

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☒   No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

On August 12, 2019, TDH Holdings, Inc. (the “Company”) announced that it had received written notice from Nasdaq that the Company has regained compliance with the minimum bid price continued listing requirement. The Company regained compliance with this requirement as a result of its common shares’ closing bid price having been at or above the minimum requirement of $1.00 per share for a minimum of ten consecutive trading days.

The Company is scheduled to appear before the Nasdaq Hearings Panel on August 22, 2019 to address another continued listing deficiency pertaining to the Company’s inability to maintain compliance with a minimum of $2.5 million in stockholders’ equity for continued listing on the Nasdaq Stock Market as required under Listing Rule 5550(b)(1). There can be no assurance that, following the hearing, the Panel will grant the Company’s request for additional time to regain compliance with the remaining Nasdaq continued listing requirement. If the Panel does not grant the Company’s request for additional time, the Company’s securities will be subject to delisting. If the Company is delisted from the Nasdaq Capital Market, its common shares may be traded over-the-counter on the OTC Bulletin Board or in the “pink sheets” if one or more market makers seeks and obtains approval by the Financial Industry Regulatory Authority to continue quoting in the Company’s common shares. Many over-the-counter stocks trade less frequently and in smaller volumes than securities traded on the Nasdaq markets, which would likely have a material adverse effect on the liquidity and value of the Company’s common shares.

Exhibit No.	Description

99.1	Press release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: August 19, 2019

TDH Holdings, Inc.

By:	/s/ Dandan Liu
Name:	Dandan Liu
Title:	Chief Executive Officer

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